CHINA BOTANIC PHARMACEUTICAL INC.
The 11th Floor, Changjiang International Building, No. 28, Changjiang Road, Nangang District,
Harbin, Heilongjiang Province, P.R. China 150090

November 22, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Botanic Pharmaceutical Inc.
Form RW – Withdrawal of Registration Statement on Form S-1
Registration File No. 333-171003

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), China Botanic Pharmaceutical Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-171003) (the “Registration Statement”).

The Company has determined, because of unfavorable market conditions, not to proceed with the registration and sale of its common stock as contemplated by the Registration Statement.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to John Yung of Locke Lord LLP, via facsimile at (916) 930-2501 and via mail at 500 Capitol Mall, Suite 1800,  Sacramento, CA 95814.

If you have questions regarding this application for withdrawal, please call John Yung at Locke Lord LLP, the Company’s counsel, at (916) 930-2524.

Sincerely,

China Botanic Pharmaceutical Inc.

By:     /s/ Shaoming Li
Shaoming Li,
Chief Executive Officer